Syneron Reports Record Quarterly Sales; Increases Guidance for 2007

YOKNEAM, ISRAEL--(Marketwire - August 06, 2007) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today reported financial results for the second quarter of 2007.

Revenues for the second quarter of 2007 grew 36.4% over the same period in 2006 to $37.5 million. Revenues grew strongly across all geographical regions in the second quarter, with North America continuing to account for 56% of total revenues and with international sales accounting for the balance. Average selling prices for Syneron products continued to be stable and contributed to gross margins of 83%.

Net income for the second quarter of 2007 on a US GAAP basis ("GAAP") was $10.3 million, or $0.37 per diluted share, which includes a one-time charge of approximately $500,000 or $0.02 per diluted share related to the recent management transition. The stock-based compensation expense for the second quarter was $2.3 million, or $0.08 per diluted share. On a pro forma basis, excluding stock-based compensation, net income for the second quarter of 2007 was $12.6 million, or $0.45 per diluted share.

Management uses both GAAP and non-GAAP measures when evaluating the business internally and believes that the non-GAAP figures more effectively describe the company's business and, hence, is making the non-GAAP adjustments available to investors. (Refer to the "Use of Non-GAAP Measures" section and accompanying financial table for reconciliation of GAAP financial information to Non-GAAP).

Commenting on the financial results for the second quarter and on the completion of the management transition process, Syneron Chairman Dr. Shimon Eckhouse said, "We are very pleased with the ability of the new management, under the leadership of Doron Gerstel, to complete the transition process of key management roles while maintaining our leadership position in the market and delivering an excellent second quarter."

CEO Doron Gerstel said, "Syneron's sales continue to rise at a significantly higher rate than the growth of the market. I attribute this consistency to the quality and dedication of our sales team and distributors, as well as to the investments we have been making over the past 12 months toward improving our sales, marketing and operational infrastructure."

Mr. Gerstel continued, "In the second half of the year, we believe that the superior results of elos technology, as well as our unique customer care approach will further strengthen Syneron's position as the clear leader in our medical-aesthetic market segment. We are, therefore, increasing our guidance to $146 million which is 25% revenue growth for the full year of 2007 from our prior guidance of 20% revenue growth for 2007."

Fabian Tenenbaum, CFO, said, "Syneron's financial position remains strong. Syneron's cash position at the quarter's end (including long-term marketable securities) rose to $192.8 million as a result of net cash from operating activities for the quarter of $13.8 million and shareholders' equity totaled $221.3 million."

Conference call

Syneron Management will host a conference call to discuss the results at 8:30am ET today, August 6th, 2007. The webcast will be broadcast simultaneously with a slide presentation. Investors and other interested parties may access the webcast and slide presentation at http://www.visualwebcaster.com/event.asp?id=41123 or through Syneron's investor relation website section at www.syneron.com. Dial-in numbers for the call are: (US) 866-540-8136, (International) +1-416-340-8010, conference ID #3229129. Please login at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website.

Use of Non-GAAP Measures

This press release provides financial measures for net income and net income per diluted share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company's performance because it relects our operational results and enhances management's and investors' ability to evaluate the Company's net income and net income per diluted share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to, financial forecast for 2007 and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth, competition and pricing pressure, risks associated with our international operations, risks associated with regulatory qualifications or approvals, and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on June 15, 2007. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Syneron Medical Ltd.
CONSOLIDATED STATEMENT OF INCOME
U.S. dollars in thousand except per share data

	Three Months ended		Six Months ended
	June 30,		June 30,
	2007	2006	2007	2006
	(un audited)	(un audited)	(un audited)	(un audited)
Revenues	37,537	27,519	69,867	51,257
Cost of Revenues	6,463	4,443	12,053	7,934
Gross Profit	31,074	23,076	57,814	43,323

Operating expenses
Research and development	3,067	2,256	5,809	3,986
Selling and marketing	15,896	10,961	30,153	19,869
General and administrative	3,169	2,000	5,723	3,724
Total operating expenses	22,132	15,217	41,685	27,579

Operating Income	8,942	7,859	16,129	15,744
Financial income, net	2,256	1,346	3,985	2,456
Income before taxes	11,198	9,205	20,114	18,200
Taxes on income	(850)	(309)	(1,250)	(509)
Net Income	10,348	8,896	18,864	17,691

Basic net earning per share	0.37	0.33	0.68	0.65
Diluted net earnings per
share	0.37	0.32	0.68	0.64
Weighted average number of shares used in per share calculation (in thousand):
Basic	27,705	27,245	27,649	27,058
Diluted	27,962	27,712	27,888	27,576

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousand

	June 30,	31 December
	2007	2006
	(un audited)	(un audited)

CURRENT ASSETS
Cash and cash equivalents (1)	19,595	16,036
Short term deposits (1)	-	5,000
Marketable securities (1)	73,581	81,493
Trade receivables	41,646	38,478
Other receivables and prepaid expenses	3,993	4,890
Inventories	9,405	7,084
Total current assets	148,220	152,981

LONG TERM ASSETS
Severance pay fund	285	368
Long-term deposits and other (1)	1,642	1,105
Long-term available for sale securities (1)	98,527	68,147
Property and equipment, net	1,979	1,513
Intangible assets, net	955	1,127
Long Term Assets	103,388	72,260
Total Assets	251,608	225,241

CURRENT LIABILITIES
Trade Payables	4,699	6,451
Other current liabilities	20,043	19,271
Total current liabilities	24,742	25,722

LONG TERM LIABILITIES
Deferred Revenues	4,571	4,206
Warranty accruals	650	510
Accrued severance pay	340	405
Total long-term liabilities	5,561	5,121
SHAREHOLDERS' EQUITY:	221,305	194,398
Total liabilities and shareholders' equity	251,608	225,241

(1) Total Cash and Liquid Investments	192,836	171,781

Syneron Medical Ltd.
CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousand

	Three Months ended		Six Months ended
	June 30,		June 30,
	2007	2006	2007	2006
	(un audited)	(un audited)	(un audited)	(un audited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	10,348	8,896	18,864	17,691
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	231	184	449	352
Accrued severance pay, net	3	2	18	42
Increase in short-term and long-term trade receivables	(1,390)	(2,651)	(3,168)	(9,589)
Decrease in other accounts receivables and prepaid expenses	831	6,095	897	5,806
Increase in inventories	(509)	(463)	(2,321)	(372)
Increase (decrease) in trade payables	114	859	(1,753)	1,411
Increase (decrease) in other current liabilities	1,543	(4,482)	152	(4,686)
Loss (gain) on available for sale securities	(711)	(65)	(51)	566
Stock-based compensation	2,339	2,455	4,902	4,040
Increase (decrease) in deferred revenues and warranty	995	(107)	1,125	525

Net cash provided by operating activities	13,794	10,723	19,114	15,786

CASH FLOWS FROM
INVESTMENTING ACTIVITIES

Investment in short-term deposits, net	5,030	(5,004)	5,000	(5,004)
Purchase of available-for-sale securities	(41,618)	(5,234)	(69,631)	(5,441)
Proceeds from sale of available-for-sale securities	28,650	-	47,000	1,191
Payments for acquisition of long-term loans and others	-	(12)	-	-
Investment in long-term deposits and other	(537)	-	(537)	-
Proceeds from long term loans and other	30	-	-	31
Purchase of property and equipment	(452)	(109)	(743)	(352)

Net cash used in investing activities	(8,897)	(10,359)	(18,911)	(9,575)

CASH FLOWS FROM FINANCING
ACTIVITIES

Exercise of options	696	85	3,356	207

Net cash provided by financing activities	696	85	3,356	207

Increase in cash and cash equivalents	5,593	449	3,559	6,418

Cash and cash equivalents at the beginning of the period	14,002	22,539	16,036	16,570

Cash and cash equivalents at the end of the period	19,595	22,988	19,595	22,988

Syneron Medical Ltd.
Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
U.S. dollars in thousand except per share data

	Three Months ended			Six Months ended
	30 June 2007			30 June 2007
	GAAP	SFAF	Non-GAAP	GAAP	SFAF	Non-GAAP
	(un	123R	(un	(un	123R	(un
	audited)	Adjustment	audited)	audited)	Adjustment	audited)

Revenues	37,537	37,537	69,867	69,867
Cost of Revenues	6,463	82	6,381	12,053	163	11,890
Gross Profit	31,074	(82)	31,156	57,814	(163)	57,977

Operating expenses
Research and development	3,067	237	2,830	5,809	474	5,335
Selling and marketing	15,896	1,390	14,506	30,153	3,046	27,107
General and administrative	3,169	630	2,539	5,723	1,219	4,504
Total operating expenses	22,132	(2,257)	19,875	41,685	(4,739)	36,946

Operating Income	8,942	(2,339)	11,281	16,129	(4,902)	21,031
Financial income, net	2,256		2,256	3,985		3,985

Income before taxes	11,198	(2,339)	13,537	20,114	(4,902)	25,016
Taxes on income	(850)		(850)	(1,250)		(1,250)

Net Income	10,348	(2,339)	12,687	18,864	(4,902)	23,766

Basic net earning per share	0.37	(0.09)	0.46	0.68	(0.18)	0.86
Diluted net earnings per share	0.37	(0.08)	0.45	0.68	(0.17)	0.85

Weighted average number of shares used in per share calculation (in thousand):
Basic	27,705		27,705	27,649		27,649
Diluted	27,962		27,962	27,888		27,888

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 73 244 2282
email: ir@syneron.com